1/12

04012121

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dewport Exploration Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 1991 FISCAL YEAR 7-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/15/04

12g# 82-1991

04 JAN 12 PM 7:21

AR/S
7-31-03

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
NEWPORT EXPLORATION LTD.	03 07 31	03 11 10

ISSUER ADDRESS				
408 – 837 WEST HASTINGS STREET				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3N6	ISSUER FAX NO. 604-685-6493	ISSUER TELEPHONE NO. 604-685-6851
CONTACT PERSON BARBARA DUNFIELD		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-685-6851
CONTACT EMAIL ADDRESS ir@newport-exploration.com		WEB SITE ADDRESS www.newport-exploration.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"IAN ROZIER"	IAN ROZIER	03 11 14
"BARBARA DUNFIELD"	BARBARA DUNFIELD	03 11 14

FIN51-901F Rev.2000/12/19

PROCESSING SECTION
RECEIVED
NOV 26 2003
181
SEC MAIL WASH. D.C.

NEWPORT EXPLORATION LTD.

FINANCIAL STATEMENTS

JULY 31, 2003

AUDITORS' REPORT

To the Shareholders of
Newport Exploration Ltd.

We have audited the balance sheets of Newport Exploration Ltd. as at July 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

November 10, 2003

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

NEWPORT EXPLORATION LTD.
BALANCE SHEETS
AS AT JULY 31

	2003	2002
ASSETS		
Current		
Cash and equivalents	$ 573,609	$ 770,384
Marketable securities (Note 3)	20,319	22,542
Receivables	5,261	29,595
Prepaids	16,050	19,050
	615,239	841,571
Mineral properties (Note 5)	190,946	-
Capital assets (Note 6)	115,695	138,644
	$ 921,880	$ 980,215
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 103,413	$ 72,612
Current portion of obligation under capital lease	10,189	9,409
	113,602	82,021
Obligation under capital lease (Note 7)	28,461	38,650
	142,063	120,671
Shareholders' equity		
Capital stock (Note 8)	32,295,652	31,745,652
Deficit	(31,515,835)	(30,886,108)
	779,817	859,544
	$ 921,880	$ 980,215

Nature and continuance of operations (Note 1)
Commitment (Note 13)
Subsequent events (Note 16)

On behalf of the Board:

"Ian Rozier" Director "Barbara Dunfield" Director

The accompanying notes are an integral part of these financial statements.

NEWPORT EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JULY 31

	2003	2002
EXPENSES		
Accounting and audit	$ 18,500	$ 22,250
Administrative services	-	5,750
Amortization	33,987	18,610
Automobile	5,430	6,320
Consulting	226,661	157,039
Corporation capital tax (recovery)	-	(40,000)
Investor relations	55,472	32,409
Legal	28,580	12,241
Management fees	60,000	60,000
Office and miscellaneous	17,624	65,884
Property investigation	21,089	-
Regulatory fees	17,003	20,447
Rent and telephone	50,624	46,321
Shareholder information	17,818	10,983
Travel and related costs	89,132	43,038
	(641,920)	(461,292)
OTHER ITEMS		
Petroleum sales (net)	2,723	3,638
Interest income	11,693	15,874
Gain on sale of marketable securities	-	62,846
Write-down of marketable securities (Note 3)	(2,223)	-
Write-off of petroleum and natural gas properties (Note 4)	-	(61,617)
Loss on disposal of petroleum and natural gas properties (Note 4)	-	(3,077,468)
Write-off of mineral property costs (Note 5)	-	(151,573)
Loss on disposal of capital assets	-	(7,315)
	12,193	(3,215,615)
Loss for the year	(629,727)	(3,676,907)
Deficit, beginning of year	(30,886,108)	(27,209,201)
Deficit, end of year	$ (31,515,835)	$ (30,886,108)
Basic and diluted loss per common share	$ (0.10)	$ (0.76)
Weighted average number of common shares outstanding	6,596,384	4,813,234

The accompanying notes are an integral part of these financial statements.

NEWPORT EXPLORATION LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED JULY 31

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$	(629,727)	$	(3,676,907)
Items not affecting cash:				
Amortization		33,987		18,610
Gain on sale of marketable securities		-		(62,846)
Write-down of marketable securities		2,223		-
Write-off of petroleum and natural gas properties		-		61,617
Loss on disposal of petroleum and natural gas properties		-		3,077,468
Write-off of mineral property costs		-		151,573
Loss on disposal of capital assets		-		7,315
Changes in non-cash working capital items:				
(Increase) decrease in receivables		24,334		(15,511)
Decrease in prepaids		3,000		32,253
Increase (decrease) in accounts payable and accrued liabilities		30,800		(8,683)
Increase in due from related party		-		(10,483)
Net cash used in operating activities		(535,383)		(425,594)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of capital assets		(11,037)		(111,110)
Mineral properties		(90,946)		(151,573)
Deferred exploration costs		-		(71,052)
Proceeds from sale of capital assets		-		6,732
Proceeds from sale of marketable securities		-		88,671
Net cash used in investing activities		(101,933)		(238,332)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders fees		450,000		795,500
Repayment of capital lease obligations		(9,409)		(8,241)
Net cash provided by financing activities		440,591		787,259
Change in cash and equivalents during the year		(196,775)		123,333
Cash and equivalents, beginning of year		770,384		647,051
Cash and equivalents, end of year	$	573,609	$	770,384
Cash paid during the year for interest	$	3,417	$	4,586
Cash paid during the year for income taxes	$	-	$	-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Newport Exploration Ltd. (the "Company") is a Canadian company incorporated under the laws of the Province of British Columbia. The Company is primarily engaged in the acquisition, exploration, development and production of resource properties. In fiscal 2002, the Company disposed of its wholly owned subsidiaries which owned the petroleum and natural gas properties located in Australia and New Zealand to an arms -length purchaser and abandoned its interest in its other properties. The Company continues to identify properties of interest. To date, the Company has not earned significant revenues and is considered to be in the development stage.

In fiscal 2002, the Company consolidated its outstanding shares on the basis of ten existing shares to one new share and changed its name from CVL Resources Ltd. to Newport Exploration Ltd. The number of shares in Note 8 has been restated to give retroactive recognition of the consolidation for all years presented. In addition, all references to number of shares have been restated to reflect the consolidation.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2003	2002
Working capital	$ 501,637	$ 759,550
Deficit	(31,515,835)	(30,886,108)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These financial statements include the accounts of the Company and its wholly -owned subsidiaries, CVL Resources (Barbados) Ltd., Great Artesian Holdings Limited and Tyers Investments Pty. Limited until May 17, 2002 at which time the subsidiaries were sold. Significant inter-company balances and transactions were eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd.....)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value on an aggregate basis.

Realized gains and losses on sale of securities are determined based on the specific cost basis.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Total capitalized costs are depleted using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a unit of revenue basis based on current prices. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

The Company will annually apply a "ceiling test" to capitalized costs to ensure that such costs do not exceed future net revenues from estimated production of proven reserves, using prices and costs in effect at the Company's year end. Future net revenues are calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration and abandonment costs.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…..)

Values

The amounts shown for mineral properties and for petroleum and natural gas properties represent costs incurred to date and are not intended to reflect present or future values.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is recorded on the declining balance basis, unless otherwise stated, at the following annual rates:

Automotive equipment under capital lease	30%
Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	straight-line over lease term

Stock-based compensation plans

The Company grants options in accordance with the policies of the TSX Venture Exchange. Effective August 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. There is no effect on the financial statements for the years presented.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…..)

Earnings (loss) per share

The Company uses the treasury stock method to comput e the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, the calculation proved to be anti-dilutive.

Basic earnings (loss) per share are calculated using the weighted -average number of shares outstanding during the year.

3. MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	2003	2002
Book value at cost	$ 22,542	$ 22,542
Market value	$ 20,319	$ 61,656

During the current year marketable securities were written-down by $2,223 (2002 - $Nil) to reflect market value.

4. PETROLEUM AND NATURAL GAS PROPERTIES

		2002			
	2003	Australia and New Zealand	Larne License, Northern Ireland	Other	Total
Acquisition costs					
Balance, beginning of year	$ -	$ 2,594,997	$ 61,616	$ 1	$ 2,656,614
Written off during the year	-	-	(61,616)	(1)	(61,617)
Disposal during the year	-	(2,594,997)	-	-	(2,594,997)
Balance, end of year	-	-	-	-	-
Deferred exploration costs					
Balance, beginning of year	-	411,419	-	-	411,419
Amortization	-	1,717	-	-	1,717
Consulting	-	35,182	-	-	35,182
Miscellaneous expenses	-	21,603	-	-	21,603
Taxes and licenses	-	12,550	-	-	12,550
Total for the year	-	71,052	-	-	71,052
Written-off during the year	-	(482,471)	-	-	(482,471)
Balance, end of year	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -

4. PETROLEUM AND NATURAL GAS PROPERTIES (cont'd…..)

a) The Company held the rights to certain petroleum and natural gas properties in the Queensland and New South Wales areas of Australia and the East Coast basin of New Zealand.

On May 17, 2002, the Company disposed of its wholly-owned subsidiaries which held title to its interests in the properties for proceeds of a 2.5% royalty interest on the properties. No value has been assigned to the royalty interest and accordingly, the Company recorded a loss on disposal of $3,077,468 in fiscal 2002.

b) The Company held a 5% working interest in certain oil and gas properties in Saskatchewan which had been recorded at a nominal amount of $1. During fiscal 2002, the Company decided to abandon its interest and accordingly wrote-off all related costs to operations.

c) The Company held a 25% interest in an oil and gas property known as the Larne Licence in Northern Ireland. In fiscal 2002, the Company abandoned its interest and accordingly $61,616 was written-off to operations.

5. MINERAL PROPERTIES

	2003			2002		
	Mantua Copper Project, Cuba	Mongolia Project	Total	Mantua Copper Project, Cuba	Mongolia Project	Total
Acquisition costs						
Balance, beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Acquired during the year	100,000	-	100,000	-	151,573	151,573
Written-off during the year	-	-	-	-	(151,573)	(151,573)
Balance, end of year	100,000	-	100,000	-	-	-
Deferred exploration costs						
Balance, beginning of year	-	-	-	-	-	-
Administrative fees	27,494	-	27,494	-	-	-
Consulting	1,529	-	1,529	-	-	-
Office and miscellaneous	18,241	-	18,241	-	-	-
Rent	14,293	-	14,293	-	-	-
Repair and maintenance	4,484	-	4,484	-	-	-
Salaries	21,028	-	21,028	-	-	-
Travel	3,877	-	3,877	-	-	-
Balance, end of year	90,946	-	90,946	-	-	-
Total	$ 190,946	$ -	$ 190,946	$ -	$ -	$ -

5. MINERAL PROPERTIES (cont'd...)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mantua Copper Project, Cuba

During the current year, the Company entered into an option agreement to acquire an undivided 50% interest in the Mantua Copper Project (the "Project") in Cuba from Northern Orion Explorations Ltd. ("Northern Orion"). Upon exercise of the option, the Company will acquire 100% of the issued and outstanding shares of Minera Mantua Inc., a wholly owned subsidiary of Northern Orion which owns a 50% interest in the Project. As consideration for the option, the Company issued to Northern Orion 400,000 common shares at an agreed value of $100,000. To maintain the option, the Company must assume Northern Orion's carrying costs on the Project of up to a maximum of USD$20,000 per month and must complete a sampling and metallurgical test program of up to USD$750,000 by December 9, 2003.

Mongolia Project

During fiscal 2002, the Company advanced $151,573 towards the acquisition of a joint venture interest in mineral licences in southern Mongolia. The Company decided to withdraw from the proposed joint venture and accordingly, the advances were written-off to operations in fiscal 2002.

6. CAPITAL ASSETS

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Automotive equipment under capital lease	$ 116,851	$ 100,158	$ 16,693	$ 116,851	$ 93,003	$ 23,848
Computer equipment	37,067	21,432	15,635	29,753	16,240	13,513
Furniture and fixtures	21,758	11,844	9,914	22,033	9,366	12,667
Leasehold improvements	95,671	22,218	73,453	91,672	3,056	88,616
	$ 271,347	$ 155,652	$ 115,695	$ 260,309	$ 121,665	$ 138,644

Amortization of $Nil (2002 - $1,717) relating to automotive equipment was capitalized to petroleum and natural gas properties during the current year.

7. OBLIGATION UNDER CAPITAL LEASE

	2003	2002
Total minimum lease payments	$ 41,286	$ 53,659
Amount representing interest	(2,636)	(5,600)
Balance of obligation	38,650	48,059
Less: current portion	(10,189)	(9,409)
	$ 28,461	$ 38,650

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at July 31, 2001	4,228,850	$ 30,950,152
Private placements	2,000,000	810,000
Exercise of stock options	50,000	10,500
Finder's fee	-	(25,000)
As at July 31, 2002	6,278,850	31,745,652
Private placements	1,500,000	450,000
Acquisition of mineral property	400,000	100,000
As at July 31, 2003	8,178,850	$ 32,295,652

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant.

8. CAPITAL STOCK (cont'd.....)

Stock options (cont'd...)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding and exercisable as at July 31, 2001	231,500	$	3.00
Options granted	795,000		0.23
Options cancelled/expired	(231,500)		3.00
Options exercised	(50,000)		0.21
Outstanding and exercisable as at July 31, 2002	745,000		0.23
Options granted	200,000		0.35
Options cancelled/expired	-		-
Options exercised	-		-
Outstanding and exercisable as at July 31, 2003	945,000	$	0.25

The following stock options to acquire common shares in the Company are outstanding at July 31, 2003:

Number of Shares	Exercise Price	Expiry Date
695,000	$ 0.21	March 7, 2004
50,000	0.48	April 9, 2004
200,000	0.35	January 29, 2005

The following warrants were outstanding enabling holders to acquire the following number of shares at July 31, 2003:

Number of Shares	Exercise Price	Expiry Date
1,000,000	$ 0.25	March 14, 2004
1,000,000	0.60	March 27, 2004
1,500,000	0.35	July 8, 2005

9. INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 37.6% (2002 - 39.6%) to income before taxes as follows:

		2003		2002
Loss for the year	$	(629,727)	$	(3,676,907)
Expected income tax recovery		(236,777)	$	(1,456,055)
Write-off of petroleum and natural gas properties		-		24,400
Loss on disposal of petroleum and natural gas properties		-		1,218,677
Other items		13,615		45,402
Unrecognized benefits of non-capital losses		223,162		167,576
Income tax recovery	$	-	$	-

The significant components of the Company's future income tax assets are as follows:

		2003		2002
Capital assets	$	54,000	$	57,000
Cumulative exploration and development expenses		238,000		351,000
Non-capital losses carried forward		1,275,000		1,200,000
		1,567,000		1,608,000
Less: valuation allowance		(1,567,000)		(1,608,000)
	$	-	$	-

The Company has non-capital losses of approximately $3,390,000 for income tax purposes. The non-capital losses may be utilized to reduce future years' taxable income and expire by 2010 if utilized. The benefits of these losses have not been reflected in these financial statements and have been offset by a valuation allowance.

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid consulting fees of $120,000 (2002 - $120,000) to a company controlled by a director.

b) Paid management fees of $60,000 (2002 - $60,000) to a company controlled by a director.

c) Paid administration fees of $Nil (2002 - $5,750) to the secretary of the Company.

10. RELATED PARTY TRANSACTIONS (cont'd...)

Included in receivables at July 31, 2003 is $Nil (2002 - $10,483) due from a company with common directors.

Included in accounts payable and accrued liabilities at July 31, 2003 is $Nil (2002 - $14,984) due to a company with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended July 31, 2003, the Company issued 400,000 common shares at an agreed value of $100,000 for the acquisition of mineral property (Note 5).

There were no significant non-cash transactions during the year ended July 31, 2002.

12. SEGMENTED INFORMATION

The Company's assets are locat ed in the following locations:

	2003	2002
Canada	$ 730,934	$ 980,215
Cuba	190,946	-
	$ 921,880	$ 980,215

The Company's revenue for the year was earned in the following location:

	2003	2002
Canada	$ 14,416	$ 19,512

The Company's loss for the year was incurred in the following locations:

	2003	2002
Canada	$ (629,727)	$ (386,250)
Australia and New Zealand	-	(3,077,468)
United Kingdom	-	(61,616)
Mongolia	-	(151,573)
	$ (629,727)	$ (3,676,907)

13. COMMITMENT

The Company has an obligation under operating lease for its premises. The annual lease commitments under this lease are as follows:

2004	$	36,000
2005		36,000
2006		36,000
2007		30,000
	$	138,000

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, receivables, accounts payable and accrued liabilities and obligation under capital lease. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

15. STOCK-BASED COMPENSATION

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

		July 31, 2003
Loss as reported	$	(629,727)
Compensation expense under Section 3870		(25,678)
Pro forma net loss	$	(655,405)
Pro forma basic and diluted loss per share	$	(0.10)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate	3.00%
Expected life of options	2 years
Annualized volatility	118.90%
Dividend rate	0.00%

15. STOCK-BASED COMPENSATION (cont'd...)

Due to the illiquidity of the Company's shares, a block discount of 40% ($17,119) was applied resulting in a pro-forma stock-based compensation expense of $25,678.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

16. SUBSEQUENT EVENTS

Subsequent to the year end, the following events occurred:

a) The Company entered into an option agreement with Cardero Resources Ltd. ("Cardero") to acquire a 50% interest in the Franco Gold Project in San Luis Potosi, Mexico. Consideration for the acquisition includes a payment of $50,000, assumption of $250,000 in exploration expenditures on or before August 3, 2004, and payments of $20,000 and $60,000 to the underlying optionor of the Franco Property on or before March 3, 2004 and September 3, 2004, respectively.

b) The Company arranged a non-brokered private placement for 5,000,000 units at $0.35 per unit. Each unit consists of one common share and one share purchase warrant that entitles the holder to purchase one additional common share at $0.40 per unit in the first year and $0.45 per unit in the second year. A finder's fee is payable in connection with this transaction.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended July 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached audited financial statements for the year ended July 31, 2003.

2. Related party transactions:

   See Note 10 to the attached audited financial statements for the year ended July 31, 2003.

3. a) Securities issued during the year:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commissions
December 17, 2002	Common shares	Property agreement	400,000	$ 0.25	$ 100,000	For mineral property acquisition	$ -
July 14, 2003	Common shares	Private placement	1,500,000	0.30	450,000	Cash	-

   b) Summary of stock options granted during the year:

Date	Name of Optionee	Number	Exercise Price	Expiry Date
January 29, 2003	David Cohen	200,000	$ 0.35	January 29, 2005

4. Summary of securities as at the end of the reporting period.

   a) Authorized: 100,000,000 common shares without par value.

   b) Issued and outstanding:

	Number Of Shares	Amount
Balance, July 31, 2003	8,178,850	$ 32,295,652

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. c) See Note 8 to the attached audited financial statements for the year ended July 31, 2003..

   d) There were no shares held in escrow at July 31, 2003.

5. List of Directors and Officers:
   Ian Rozier – President and Director
   Barbara Dunfield – CFO and Director
   David Cohen – Director
   Douglas Hyndman – Director
   Paul Ray – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto.

Results of Operations

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties.

The Company incurred a loss from operations of $629,727 (2002 - $3,676,907) during the period ended July 31, 2003 and had working capital of $501,637 (2002 - $759,550) at July 31, 2003.

During the year, the Company completed a 1,500,000 unit private placement to net the treasury $450,000. Each unit consisted of one common share and one share purchase warrant to purchase an additional common share at a price of $0.35 per share for a period of two years. These funds helped to continue the ongoing operations of the Company.

Financings

On January 29, 2003, the Company announced a $2,100,000 brokered private placement of its securities through the sale of 6,000,000 units at $0.35 per unit. This private placement was cancelled.

Mineral Properties

During the year, the Company entered into an agreement to acquire an option on a mineral property located in Cuba. The Company issued 400,000 common shares at an agreed value of $100,000, assumed carrying costs of up to USD$20,000 per month and must complete a sampling and metallurgical test program of up to USD$750,000 within 12 months of TSX Venture Exchange acceptance.

Liquidity and Cash Reserves

At July 31, 2003, the Company had cash and equivalents of $573,609 compared with $770,384 at July 31, 2002. Accounts payable increased to $103,413 from $72,612 and obligation under capital was reduced from $48,059 to $38,650.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Investor Relations

The Company spent $55,472 to supply information to interested investors and shareholders on a regular basis. The Company has no formal agreement in this regard.

Related Party Transactions

a) Management fees of $60,000 were paid to a company controlled by a director of the Company.
b) Consulting fees of $120,000 were paid to a company controlled by a director of the Company.

Legal Proceedings

None.

Material Variances

During the year, there was a increase in the Company's overall administration expenses which increased the loss from operations to $641,920 for the current year from $461,292 in the year ended July 31, 2002. Particularly the categories of travel and related costs, consulting fees, and the recovery of the $40,000 corporation capital tax in 2002 reflected the largest changes in costs between the two years. Most of these increased costs were incurred by the Company as a result of the acquisition of the Company's Mantua Copper project in Cuba.

Subsequent Events

a) Subsequent to the year end, the Company entered into an agreement with Cardero Resource Corp. ("Cardero) to acquire a 50% interest in the Franco Gold Project in San Luis Potosi, Mexico. Consideration for the acquisition includes a payment of $50,000, assumption of $250,000 in exploration expenditures on or before August 3, 2003, and payments of $20,000 and $60,000 to the underlying optionor of the Franco Property on or before March 3, 2004 and September 3, 2004 respectively.

   When the above payments and exploration expenditures have been incurred, the Company will have earned 50% of Cardero's right, title and interest in and to the Franco Property which is subject to an underlying 2% Net Smelter Royalty. In order to acquire a 100% right, title and interest in and to the Franco Property, Cardero has to pay the Optionor the aggregate sum of $1,145,000 over 48 months which commenced on September 3, 2003 and incur an aggregate of $1,050,000 in exploration expenditures over a period of 36 months prior to September 2006. When the Company has earned the rights to 50% of Cardero's interest, the Company and Cardero will form a Mexican operating company ("Newco") and all further payments and exploration expenditures will be incurred equally by the Company and Cardero as equal partners in Newco.

b) The Company announced a non-brokered private placement for 5 million units at $0.35 per unit raising a total of $1,750,000. Each unit will consist of one common shares and one two year share purchase warrant to purchase an additional common share at a price of $0.40 per share in the first year and $0.45 per share in the second year. A finder's fee is payable in connection with this transaction.

129#82-1991

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
NAME OF ISSUER: NEWPORT EXPLORATION LTD.		03	07	31	03	11	10
ISSUER ADDRESS: 408 – 837 WEST HASTINGS STREET							
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3N6	ISSUER FAX NO. 604-685-6493		ISSUER TELEPHONE NO. 604-685-6851		
CONTACT PERSON BARBARA DUNFIELD		CONTACT'S POSITION DIRECTOR			CONTACT TELEPHONE NO. 604-685-6851		
CONTACT EMAIL ADDRESS ir@newport-exploration.com		WEB SITE ADDRESS www.newport-exploration.com					

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"IAN ROZIER"	IAN ROZIER	03	11	14
"BARBARA DUNFIELD"	BARBARA DUNFIELD	03	11	14

FIN51-901F Rev.2000/12/19

NEWPORT EXPLORATION LTD.

FINANCIAL STATEMENTS

JULY 31, 2003

AUDITORS' REPORT

To the Shareholders of
Newport Exploration Ltd.

We have audited the balance sheets of Newport Exploration Ltd. as at July 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

November 10, 2003

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

NEWPORT EXPLORATION LTD.
BALANCE SHEETS
AS AT JULY 31

		2003		2002
ASSETS				
Current				
Cash and equivalents	$	573,609	$	770,384
Marketable securities (Note 3)		20,319		22,542
Receivables		5,261		29,595
Prepaids		16,050		19,050
		615,239		841,571
Mineral properties (Note 5)		190,946		-
Capital assets (Note 6)		115,695		138,644
	$	921,880	$	980,215
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	103,413	$	72,612
Current portion of obligation under capital lease		10,189		9,409
		113,602		82,021
Obligation under capital lease (Note 7)		28,461		38,650
		142,063		120,671
Shareholders' equity				
Capital stock (Note 8)		32,295,652		31,745,652
Deficit		(31,515,835)		(30,886,108)
		779,817		859,544
	$	921,880	$	980,215

Nature and continuance of operations (Note 1)
Commitment (Note 13)
Subsequent events (Note 16)

On behalf of the Board:

"Ian Rozier" Director "Barbara Dunfield" Director

The accompanying notes are an integral part of these financial statements.

NEWPORT EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JULY 31

	2003	2002
EXPENSES		
Accounting and audit	$ 18,500	$ 22,250
Administrative services	-	5,750
Amortization	33,987	18,610
Automobile	5,430	6,320
Consulting	226,661	157,039
Corporation capital tax (recovery)	-	(40,000)
Investor relations	55,472	32,409
Legal	28,580	12,241
Management fees	60,000	60,000
Office and miscellaneous	17,624	65,884
Property investigation	21,089	-
Regulatory fees	17,003	20,447
Rent and telephone	50,624	46,321
Shareholder information	17,818	10,983
Travel and related costs	89,132	43,038
	(641,920)	(461,292)
OTHER ITEMS		
Petroleum sales (net)	2,723	3,638
Interest income	11,693	15,874
Gain on sale of marketable securities	-	62,846
Write-down of marketable securities (Note 3)	(2,223)	-
Write-off of petroleum and natural gas properties (Note 4)	-	(61,617)
Loss on disposal of petroleum and natural gas properties (Note 4)	-	(3,077,468)
Write-off of mineral property costs (Note 5)	-	(151,573)
Loss on disposal of capital assets	-	(7,315)
	12,193	(3,215,615)
Loss for the year	(629,727)	(3,676,907)
Deficit, beginning of year	(30,886,108)	(27,209,201)
Deficit, end of year	$ (31,515,835)	$ (30,886,108)
Basic and diluted loss per common share	$ (0.10)	$ (0.76)
Weighted average number of common shares outstanding	6,596,384	4,813,234

The accompanying notes are an integral part of these financial statements.

NEWPORT EXPLORATION LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED JULY 31

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (629,727)	$ (3,676,907)
Items not affecting cash:		
Amortization	33,987	18,610
Gain on sale of marketable securities	-	(62,846)
Write-down of marketable securities	2,223	-
Write-off of petroleum and natural gas properties	-	61,617
Loss on disposal of petroleum and natural gas properties	-	3,077,468
Write-off of mineral property costs	-	151,573
Loss on disposal of capital assets	-	7,315
Changes in non-cash working capital items:		
(Increase) decrease in receivables	24,334	(15,511)
Decrease in prepaids	3,000	32,253
Increase (decrease) in accounts payable and accrued liabilities	30,800	(8,683)
Increase in due from related party	-	(10,483)
Net cash used in operating activities	(535,383)	(425,594)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of capital assets	(11,037)	(111,110)
Mineral properties	(90,946)	(151,573)
Deferred exploration costs	-	(71,052)
Proceeds from sale of capital assets	-	6,732
Proceeds from sale of marketable securities	-	88,671
Net cash used in investing activities	(101,983)	(238,332)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of finders fees	450,000	795,500
Repayment of capital lease obligations	(9,409)	(8,241)
Net cash provided by financing activities	440,591	787,259
Change in cash and equivalents during the year	(196,775)	123,333
Cash and equivalents, beginning of year	770,384	647,051
Cash and equivalents, end of year	$ 573,609	$ 770,384
Cash paid during the year for interest	$ 3,417	$ 4,586
Cash paid during the year for income taxes	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Newport Exploration Ltd. (the "Company") is a Canadian company incorporated under the laws of the Province of British Columbia. The Company is primarily engaged in the acquisition, exploration, development and production of resource properties. In fiscal 2002, the Company disposed of its wholly owned subsidiaries which owned the petroleum and natural gas properties located in Australia and New Zealand to an arms -length purchaser and abandoned its interest in its other properties. The Company continues to identify properties of interest. To date, the Company has not earned significant revenues and is considered to be in the development stage.

In fiscal 2002, the Company consolidated its outstanding shares on the basis of ten existing shares to one new share and changed its name from CVL Resources Ltd. to Newport Exploration Ltd. The number of shares in Note 8 has been restated to give retroactive recognition of the consolidation for all years presented. In addition, all references to number of shares have been restated to reflect the consolidation.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2003	2002
Working capital	$ 501,637	$ 759,550
Deficit	(31,515,835)	(30,886,108)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These financial statements include the accounts of the Company and its wholly -owned subsidiaries, CVL Resources (Barbados) Ltd., Great Artesian Holdings Limited and Tyers Investments Pty. Limited until May 17, 2002 at which time the subsidiaries were sold. Significant inter-company balances and transactions were eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd.....)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value on an aggregate basis.

Realized gains and losses on sale of securities are determined based on the specific cost basis.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Total capitalized costs are depleted using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a unit of revenue basis based on current prices. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

The Company will annually apply a "ceiling test" to capitalized costs to ensure that such costs do not exceed future net revenues from estimated production of proven reserves, using prices and costs in effect at the Company's year end. Future net revenues are calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration and abandonment costs.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Values

The amounts shown for mineral properties and for petroleum and natural gas properties represent costs incurred to date and are not intended to reflect present or future values.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is recorded on the declining balance basis, unless otherwise stated, at the following annual rates:

Automotive equipment under capital lease	30%
Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	straight-line over lease term

Stock-based compensation plans

The Company grants options in accordance with the policies of the TSX Venture Exchange. Effective August 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. There is no effect on the financial statements for the years presented.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd.....)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, the calculation proved to be anti-dilutive.

Basic earnings (loss) per share are calculated using the weighted-average number of shares outstanding during the year.

3. **MARKETABLE SECURITIES**

Marketable securities are comprised of the following:

	2003	2002
Book value at cost	$ 22,542	$ 22,542
Market value	$ 20,319	$ 61,656

During the current year marketable securities were written-down by $2,223 (2002 - $Nil) to reflect market value.

4. **PETROLEUM AND NATURAL GAS PROPERTIES**

		2002			
	2003	Australia and New Zealand	Larne License, Northern Ireland	Other	Total
Acquisition costs					
Balance, beginning of year	$ -	$ 2,594,997	$ 61,616	$ 1	$ 2,656,614
Written off during the year	-	-	(61,616)	(1)	(61,617)
Disposal during the year	-	(2,594,997)	-	-	(2,594,997)
Balance, end of year	-	-	-	-	-
Deferred exploration costs					
Balance, beginning of year	-	411,419	-	-	411,419
Amortization	-	1,717	-	-	1,717
Consulting	-	35,182	-	-	35,182
Miscellaneous expenses	-	21,603	-	-	21,603
Taxes and licenses	-	12,550	-	-	12,550
Total for the year	-	71,052	-	-	71,052
Written-off during the year	-	(482,471)	-	-	(482,471)
Balance, end of year	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -

4. PETROLEUM AND NATURAL GAS PROPERTIES (cont'd.....)

a) The Company held the rights to certain petroleum and natural gas properties in the Queensland and New South Wales areas of Australia and the East Coast basin of New Zealand.

On May 17, 2002, the Company disposed of its wholly-owned subsidiaries which held title to its interests in the properties for proceeds of a 2.5% royalty interest on the properties. No value has been assigned to the royalty interest and accordingly, the Company recorded a loss on disposal of $3,077,468 in fiscal 2002.

b) The Company held a 5% working interest in certain oil and gas properties in Saskatchewan which had been recorded at a nominal amount of $1. During fiscal 2002, the Company decided to abandon its interest and accordingly wrote-off all related costs to operations.

c) The Company held a 25% interest in an oil and gas property known as the Larne Licence in Northern Ireland. In fiscal 2002, the Company abandoned its interest and accordingly $61,616 was written-off to operations.

5. MINERAL PROPERTIES

	2003			2002		
	Mantua Copper Project, Cuba	Mongolia Project	Total	Mantua Copper Project, Cuba	Mongolia Project	Total
Acquisition costs						
Balance, beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Acquired during the year	100,000	-	100,000	-	151,573	151,573
Written-off during the year	-	-	-	-	(151,573)	(151,573)
Balance, end of year	100,000	-	100,000	-	-	-
Deferred exploration costs						
Balance, beginning of year	-	-	-	-	-	-
Administrative fees	27,494	-	27,494	-	-	-
Consulting	1,529	-	1,529	-	-	-
Office and miscellaneous	18,241	-	18,241	-	-	-
Rent	14,293	-	14,293	-	-	-
Repair and maintenance	4,484	-	4,484	-	-	-
Salaries	21,028	-	21,028	-	-	-
Travel	3,877	-	3,877	-	-	-
Balance, end of year	90,946	-	90,946	-	-	-
Total	$ 190,946	$ -	$ 190,946	$ -	$ -	$ -

5. **MINERAL PROPERTIES** (cont'd…)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mantua Copper Project, Cuba

During the current year, the Company entered into an option agreement to acquire an undivided 50% interest in the Mantua Copper Project (the "Project") in Cuba from Northern Orion Explorations Ltd. ("Northern Orion"). Upon exercise of the option, the Company will acquire 100% of the issued and outstanding shares of Minera Mantua Inc., a wholly owned subsidiary of Northern Orion which owns a 50% interest in the Project. As consideration for the option, the Company issued to Northern Orion 400,000 common shares at an agreed value of $100,000. To maintain the option, the Company must assume Northern Orion's carrying costs on the Project of up to a maximum of USD$20,000 per month and must complete a sampling and metallurgical test program of up to USD$750,000 by December 9, 2003.

Mongolia Project

During fiscal 2002, the Company advanced $151,573 towards the acquisition of a joint venture interest in mineral licences in southern Mongolia. The Company decided to withdraw from the proposed joint venture and accordingly, the advances were written-off to operations in fiscal 2002.

6. **CAPITAL ASSETS**

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Automotive equipment under capital lease	$ 116,851	$ 100,158	$ 16,693	$ 116,851	$ 93,003	$ 23,848
Computer equipment	37,067	21,432	15,635	29,753	16,240	13,513
Furniture and fixtures	21,758	11,844	9,914	22,033	9,366	12,667
Leasehold improvements	95,671	22,218	73,453	91,672	3,056	88,616
	$ 271,347	$ 155,652	$ 115,695	$ 260,309	$ 121,665	$ 138,644

Amortization of $Nil (2002 - $1,717) relating to automotive equipment was capitalized to petroleum and natural gas properties during the current year.

7. OBLIGATION UNDER CAPITAL LEASE

	2003	2002
Total minimum lease payments	$ 41,286	$ 53,659
Amount representing interest	(2,636)	(5,600)
Balance of obligation	38,650	48,059
Less: current portion	(10,189)	(9,409)
	$ 28,461	$ 38,650

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at July 31, 2001	4,228,850	$ 30,950,152
Private placements	2,000,000	810,000
Exercise of stock options	50,000	10,500
Finder's fee	-	(25,000)
As at July 31, 2002	6,278,850	31,745,652
Private placements	1,500,000	450,000
Acquisition of mineral property	400,000	100,000
As at July 31, 2003	8,178,850	$ 32,295,652

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant.

8. **CAPITAL STOCK** (cont'd…..)

Stock options (cont'd…)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding and exercisable as at July 31, 2001	231,500	$	3.00
Options granted	795,000		0.23
Options cancelled/expired	(231,500)		3.00
Options exercised	(50,000)		0.21
Outstanding and exercisable as at July 31, 2002	745,000		0.23
Options granted	200,000		0.35
Options cancelled/expired	-		-
Options exercised	-		-
Outstanding and exercisable as at July 31, 2003	945,000	$	0.25

The following stock options to acquire common shares in the Company are outstanding at July 31, 2003:

Number of Shares	Exercise Price	Expiry Date
695,000	$ 0.21	March 7, 2004
50,000	0.48	April 9, 2004
200,000	0.35	January 29, 2005

The following warrants were outstanding enabling holders to acquire the following number of shares at July 31, 2003:

Number of Shares	Exercise Price	Expiry Date
1,000,000	$ 0.25	March 14, 2004
1,000,000	0.60	March 27, 2004
1,500,000	0.35	July 8, 2005

9. INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 37.6% (2002 - 39.6%) to income before taxes as follows:

		2003		2002
Loss for the year	$	(629,727)	$	(3,676,907)
Expected income tax recovery		(236,777)	$	(1,456,055)
Write-off of petroleum and natural gas properties		-		24,400
Loss on disposal of petroleum and natural gas properties		-		1,218,677
Other items		13,615		45,402
Unrecognized benefits of non-capital losses		223,162		167,576
Income tax recovery	$	-	$	-

The significant components of the Company's future income tax assets are as follows:

		2003		2002
Capital assets	$	54,000	$	57,000
Cumulative exploration and development expenses		238,000		351,000
Non-capital losses carried forward		1,275,000		1,200,000
		1,567,000		1,608,000
Less: valuation allowance		(1,567,000)		(1,608,000)
	$	-	$	-

The Company has non-capital losses of approximately $3,390,000 for income tax purposes. The non-capital losses may be utilized to reduce future years' taxable income and expire by 2010 if utilized. The benefits of these losses have not been reflected in these financial statements and have been offset by a valuation allowance.

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid consulting fees of $120,000 (2002 - $120,000) to a company controlled by a director.

b) Paid management fees of $60,000 (2002 - $60,000) to a company controlled by a director.

c) Paid administration fees of $Nil (2002 - $5,750) to the secretary of the Company.

10. RELATED PARTY TRANSACTIONS (cont'd...)

Included in receivables at July 31, 2003 is $Nil (2002 - $10,483) due from a company with common directors.

Included in accounts payable and accrued liabilities at July 31, 2003 is $Nil (2002 - $14,984) due to a company with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended July 31, 2003, the Company issued 400,000 common shares at an agreed value of $100,000 for the acquisition of mineral property (Note 5).

There were no significant non-cash transactions during the year ended July 31, 2002.

12. SEGMENTED INFORMATION

The Company's assets are located in the following locations:

	2003	2002
Canada	$ 730,934	$ 980,215
Cuba	190,946	-
	$ 921,880	$ 980,215

The Company's revenue for the year was earned in the following location:

	2003	2002
Canada	$ 14,416	$ 19,512

The Company's loss for the year was incurred in the following locations:

	2003	2002
Canada	$ (629,727)	$ (386,250)
Australia and New Zealand	-	(3,077,468)
United Kingdom	-	(61,616)
Mongolia	-	(151,573)
	$ (629,727)	$ (3,676,907)

13. COMMITMENT

The Company has an obligation under operating lease for its premises. The annual lease commitments under this lease are as follows:

2004	$ 36,000
2005	36,000
2006	36,000
2007	30,000
	$ 138,000

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, receivables, accounts payable and accrued liabilities and obligation under capital lease. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

15. STOCK-BASED COMPENSATION

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

	July 31, 2003
Loss as reported	$ (629,727)
Compensation expense under Section 3870	(25,678)
Pro forma net loss	$ (655,405)
Pro forma basic and diluted loss per share	$ (0.10)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate	3.00%
Expected life of options	2 years
Annualized volatility	118.90%
Dividend rate	0.00%

15. STOCK-BASED COMPENSATION (cont'd...)

Due to the illiquidity of the Company's shares, a block discount of 40% ($17,119) was applied resulting in a pro-forma stock-based compensation expense of $25,678.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

16. SUBSEQUENT EVENTS

Subsequent to the year end, the following events occurred:

a) The Company entered into an option agreement with Cardero Resources Ltd. ("Cardero") to acquire a 50% interest in the Franco Gold Project in San Luis Potosi, Mexico. Consideration for the acquisition includes a payment of $50,000, assumption of $250,000 in exploration expenditures on or before August 3, 2004, and payments of $20,000 and $60,000 to the underlying optionor of the Franco Property on or before March 3, 2004 and September 3, 2004, respectively.

b) The Company arranged a non-brokered private placement for 5,000,000 units at $0.35 per unit. Each unit consists of one common share and one share purchase warrant that entitles the holder to purchase one additional common share at $0.40 per unit in the first year and $0.45 per unit in the second year. A finder's fee is payable in connection with this transaction.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended July 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached audited financial statements for the year ended July 31, 2003.

2. Related party transactions:

   See Note 10 to the attached audited financial statements for the year ended July 31, 2003.

3. a) Securities issued during the year:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commissions
December 17, 2002	Common shares	Property agreement	400,000	$ 0.25	$ 100,000	For mineral property acquisition	$ -
July 14, 2003	Common shares	Private placement	1,500,000	0.30	450,000	Cash	-

   b) Summary of stock options granted during the year:

Date	Name of Optionee	Number	Exercise Price	Expiry Date
January 29, 2003	David Cohen	200,000	$ 0.35	January 29, 2005

4. Summary of securities as at the end of the reporting period.

   a) Authorized: 100,000,000 common shares without par value.

   b) Issued and outstanding:

	Number Of Shares	Amount
Balance, July 31, 2003	8,178,850	$ 32,295,652

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. c) See Note 8 to the attached audited financial statements for the year ended July 31, 2003..

   d) There were no shares held in escrow at July 31, 2003.

5. List of Directors and Officers: Ian Rozier – President and Director
Barbara Dunfield – CFO and Director
David Cohen – Director
Douglas Hyndman – Director
Paul Ray – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto.

Results of Operations

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties.

The Company incurred a loss from operations of $629,727 (2002 - $3,676,907) during the period ended July 31, 2003 and had working capital of $501,637 (2002 - $759,550) at July 31, 2003.

During the year, the Company completed a 1,500,000 unit private placement to net the treasury $450,000. Each unit consisted of one common share and one share purchase warrant to purchase an additional common share at a price of $0.35 per share for a period of two years. These funds helped to continue the ongoing operations of the Company.

Financings

On January 29, 2003, the Company announced a $2,100,000 brokered private placement of its securities through the sale of 6,000,000 units at $0.35 per unit. This private placement was cancelled.

Mineral Properties

During the year, the Company entered into an agreement to acquire an option on a mineral property located in Cuba. The Company issued 400,000 common shares at an agreed value of $100,000, assumed carrying costs of up to USD$20,000 per month and must complete a sampling and metallurgical test program of up to USD$750,000 within 12 months of TSX Venture Exchange acceptance.

Liquidity and Cash Reserves

At July 31, 2003, the Company had cash and equivalents of $573,609 compared with $770,384 at July 31, 2002. Accounts payable increased to $103,413 from $72,612 and obligation under capital was reduced from $48,059 to $38,650.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Investor Relations

The Company spent $55,472 to supply information to interested investors and shareholders on a regular basis. The Company has no formal agreement in this regard.

Related Party Transactions

a) Management fees of $60,000 were paid to a company controlled by a director of the Company.
b) Consulting fees of $120,000 were paid to a company controlled by a director of the Company.

Legal Proceedings

None.

Material Variances

During the year, there was a increase in the Company's overall administration expenses which increased the loss from operations to $641,920 for the current year from $461,292 in the year ended July 31, 2002. Particularly the categories of travel and related costs, consulting fees, and the recovery of the $40,000 corporation capital tax in 2002 reflected the largest changes in costs between the two years. Most of these increased costs were incurred by the Company as a result of the acquisition of the Company's Mantua Copper project in Cuba.

Subsequent Events

a) Subsequent to the year end, the Company entered into an agreement with Cardero Resource Corp. ("Cardero) to acquire a 50% interest in the Franco Gold Project in San Luis Potosi, Mexico. Consideration for the acquisition includes a payment of $50,000, assumption of $250,000 in exploration expenditures on or before August 3, 2003, and payments of $20,000 and $60,000 to the underlying optionor of the Franco Property on or before March 3, 2004 and September 3, 2004 respectively.

   When the above payments and exploration expenditures have been incurred, the Company will have earned 50% of Cardero's right, title and interest in and to the Franco Property which is subject to an underlying 2% Net Smelter Royalty. In order to acquire a 100% right, title and interest in and to the Franco Property, Cardero has to pay the Optionor the aggregate sum of $1,145,000 over 48 months which commenced on September 3, 2003 and incur an aggregate of $1,050,000 in exploration expenditures over a period of 36 months prior to September 2006. When the Company has earned the rights to 50% of Cardero's interest, the Company and Cardero will form a Mexican operating company ("Newco") and all further payments and exploration expenditures will be incurred equally by the Company and Cardero as equal partners in Newco.

b) The Company announced a non-brokered private placement for 5 million units at $0.35 per unit raising a total of $1,750,000. Each unit will consist of one common shares and one two year share purchase warrant to purchase an additional common share at a price of $0.40 per share in the first year and $0.45 per share in the second year. A finder's fee is payable in connection with this transaction.